UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Elastic N.V.

(Name of Issuer)

Ordinary Shares, €0.01 par value per share

(Title of Class of Securities)

N14506 104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☐	Rule 13d-l(c)

☒	Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N14506 104

1	NAMES OF REPORTING PERSONS Steven Schuurman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,197,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,197,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,197,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 9,197,000 Ordinary Shares, €0.01 par value per share, of the Issuer (“Ordinary Shares”) held of record by CMXI B.V. (“CMXI”). Clavis Family Services B.V. is the sole director of CMXI. Mr. Schuurman, the controlling shareholder of CMXI, holds sole voting and dispositive power with respect to these Ordinary Shares.

(2)

Based on 95,605,341 Ordinary Shares outstanding as of November 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2022.

CUSIP No. N14506 104

1	NAMES OF REPORTING PERSONS CMXI B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,197,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,197,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,197,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO(3)

(1)	Clavis Family Services B.V. is the sole director of CMXI. Mr. Schuurman, the controlling shareholder of CMXI, holds sole voting and dispositive power with respect to these Ordinary Shares.
(2)

Based on 95,605,341 Ordinary Shares outstanding as of November 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2022, filed with the SEC on December 2, 2022.

(3)	CMXI is a Dutch private company with limited liability.

Item 1.

(a)	Name of Issuer:

Elastic N.V.

(b)	Address of Issuer’s Principal Executive Offices:

N/A

Item 2.

(a)	Name of Persons Filing:

Each of the following is a reporting person (“Reporting Person”):
Steven Schuurman
CMXI B.V., or CMXI

(b)	Address of Principal Business Office or, if none, Residence:

The address for Mr. Schuurman is:
c/o Elastic N.V.
800 West El Camino Real, Suite 350
Mountain View, California 94040
The address for CMXI is:
Hof van Zevenbergen 1A
5211 HB
‘s-Hertogenbosch
The Netherlands

(c)	Citizenship:

Reference is made to the response to item 4 on each of pages 2-3 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

(d)	Title of Class of Securities:

Ordinary Shares, €0.01 par value per share

(e)	CUSIP Number: N14506 104

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Reference is hereby made to the responses in items 5-9 and 11 of pages 2-3 of this Schedule 13G, which responses are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

STEVEN SCHUURMAN

/s/ Steven Schuurman

CMXI B.V.

By:	Clavis Family Services B.V.
Its:	Managing Director

By:	/s/ M.W.L. Dill
Name:	M.W.L. Dill
Title:	Director